Mail Stop 3561

March 26, 2009

Richard Crimmins
CEO
SMSA El Paso II Acquisition Corp.
174 FM 1830
Argyle, Texas 76226

**Re: SMSA El Paso II Acquisition Corp.
          Registration Statement on Form 10
          Filed February 11, 2009
          File No. 0-53334**

Dear Mr. Crimmins:

We have completed our review of the Form 10 and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Richard B. Goodner, Esq.